13111 Northwest Freeway, Suite 500

Houston, TX 77040

January 31, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	T-3 Energy Services, Inc.

Registration Statement on Form S-1

File No. 333-129184

Filed October 21, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), T-3 Energy Services, Inc. (the “Company”) hereby applies for the withdrawal of the above-referenced registration statement and all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2005. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because the Company has decided not to proceed with the public offering based on the anticipated offering price of the Company’s common stock and current market conditions.

The Company respectfully requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please contact Richard L. Wynne of Porter & Hedges, L.L.P. at (713) 226-6647 if you have any questions regarding this request for withdrawal.

Very truly yours,

/s/ Michael T. Mino

Michael T. Mino

Vice President and Chief Financial Officer